1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ✓         Form 40-F

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No ✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:________ )

UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended June 30, 2002 and 2001
UNCONSOLIDATED BALANCE SHEET
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
SIGNATURES

Siliconware Precision Industries Co., Ltd.

FOR IMMEDIATE RELEASE

Contact:

Jong Lin/ CFO

(886)4-25341525 ext.1528

fin@spil.com.tw

Janet Chen/ Investor Relations

(886)2-27028898 ext105

janet@spiltp.com.tw

SPIL website “www.spil.com.tw”

SPIL Reports 1Q 2003 Earnings Results

Taichung, Taiwan, April 30, 2003—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenue for 1Q 2003 was NT$5,601 million, representing 8.8% decrease QoQ and 6.7% increase compared to the same period of year 2002.

SPIL reported a net loss of NT$295 million in 1Q 2003, compared with a net income of NT$50 million in 4Q 2002 and a net income of NT$156 million in 1Q 2002.

Unconsolidated 1Q 03 Financial Results

—	Net revenue was NT$5,601 million, of which NT$5,045 million was from assembly business and NT$556 million was from testing business.

—	Cost of goods sold was NT$5,084 million, and gross profit was NT$517 million, representing gross margin of 9.2%.

—	Operating expenses were NT$382 million, including selling expenses of NT$97 million, administrative expenses of NT$154 million, and R& D expenses of NT$131 million. Operating profit was NT$135 million, representing operating margin of 2.4% vs 1.4% in 4Q 02.

—	The Company recognized an investment loss of NT$463 million, including a loss of NT$366 million from Chipmos’ 2002 full year operation results, and a loss of NT$78 million from Siliconware Investment Company.

—	Net interest expense for this quarter was NT$86 million.

—	Net loss was NT$295 million, compared with a net income of NT$50 million in 4Q 02.

—	Loss per ordinary share for this quarter was NT$0.16, or loss per ADS of US$0.022. Total weighted average outstanding shares for 1Q03 were 1,826,812 thousand shares.

Capital Expenditure

—	Capital spending in 1Q 03 totaled NT$997 million, in which NT$670 million were spent on assembly equipment, and NT$327 million were spent on testing equipment.

Siliconware Precision Industries Co., Ltd.

Assembly Operation

—	BGA revenue accounted for 38% of total revenue, down from 40% in previous quarter, QFP accounted for 36%, up from 32% in previous quarter, and SO accounted for 13%. Testing service generated 10% of total revenues in 1Q03.

—	The average assembly utilization rate was around 70% in 1Q03.

Testing Operation

—	The average testing utilization rate was around 50% in 1Q03.

Siliconware Precision Industries Co., Ltd.

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that covers from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, through drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual report for the year ended December 31, 2001 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2002.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. The investment losses of our company for the three months ended March 31, 2003 reflect our gains or losses attributable to the unaudited financial results of several of our investments (the “Investees”) for the first quarter ended March 31, 2003, which are evaluated under the equity method. In addition, as a result of a one-year accounting deferment granted to us by SFC for the fiscal year of 2002, the investment losses of our company for the three months ended March 31, 2003 also reflect our losses attributable to our investment in ChipMOS for all four quarters ended December 31, 2002, also evaluated under the equity method. The unaudited unconsolidated financial data for our company for the three months ended March 31, 2002, are not indicative of our results that may be expected for any period thereafter.

Siliconware Precision Industries Co., Ltd.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the Three Months Ended June 30, 2002 and 2001

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on June 30					Sequential Comparison

		2Q 2002		2Q 2001	YOY	2Q 2002	1Q 2002	QOQ
	USD	NTD	%	NTD	change %	NTD	NTD	change %

Net Sales	160,749	5,397,967	100.0	3,480,036	55.1	5,397,967	5,251,620	2.8
Cost of Goods Sold	(144,507)	(4,852,560)	-89.9	(3,322,697)	46.0	(4,852,560)	(4,699,039)	3.3

Gross Profit	16,242	545,407	10.1	157,339	246.6	545,407	552,581	-1.3

Operating Expenses
Selling Expenses	(3,050)	(102,431)	-1.9	(99,187)	3.3	(102,431)	(92,879)	10.3
Administrative Expenses	(4,437)	(149,008)	-2.8	(128,088)	16.3	(149,008)	(137,682)	8.2
Research and Development Expenses	(3,085)	(103,611)	-1.9	(136,453)	-24.1	(103,611)	(139,091)	-25.5

Operating Income	5,669	190,357	3.5	(206,389)	—	190,357	182,929	4.1

Non-operating Income	6,860	230,366	4.3	163,467	40.9	230,366	154,779	48.8
Non-operating Expenses	(7,212)	(242,182)	-4.5	(472,571)	-48.8	(242,182)	(224,864)	7.7

Income before Income Tax	5,317	178,541	3.3	(515,493)	—	178,541	112,844	58.2
Income Tax Credit (Expenses)	191	6,407	0.1	300,043	-97.9	6,407	42,847	-85.0

Net Income	5,508	184,948	3.4	(215,450)	—	184,948	155,691	18.8

Note

(1)	New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 33.58 per U. S. dollar.

(2)	All figures are under ROC GAAP.

Siliconware Precision Industries Co., Ltd.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED BALANCE SHEET

As of March 31, 2003 and 2002

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	March 31, 2003			March 31, 2002		Sequential

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and cash equivalent	148,490	5,166,703	11	6,370,383	13	(1,203,680)	-19
Short term investment	—	—	—	6,818,370	13	(6,818,370)	-100
Accounts receivable	115,683	4,025,186	9	4,206,051	8	(180,865)	-4
Inventories	38,709	1,346,894	3	1,468,093	3	(121,199)	-8
Other current assets	31,512	1,096,464	3	634,612	1	461,852	73

Total current assets	334,394	11,635,247	26	19,497,509	38	(7,862,262)	-40

Long-term investments	237,113	8,250,337	18	6,660,882	13	1,589,455	24
Fixed assets	1,100,112	38,278,400	84	36,405,731	72	1,872,669	5
Less accumulated depreciation	(425,400)	(14,801,804)	-32	(13,515,598)	-27	(1,286,206)	10

Net fixed assets	674,712	23,476,596	52	22,890,133	45	586,463	3

Other assets	58,931	2,050,501	4	1,837,226	4	213,275	12

Total Assets	1,305,150	45,412,681	100	50,885,750	100	(5,473,069)	-11

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Total current liabilities	164,640	5,728,660	12	6,092,369	12	(363,709)	-6
Bonds payable	229,834	7,997,065	18	12,187,282	24	(4,190,217)	-34
Long term loans	171,731	5,975,382	13	6,376,548	13	(401,166)	-6
Other liabilities	789	27,443	—	27,649	—	(206)	-1

Total Liabilities	566,994	19,728,550	43	24,683,848	49	(4,955,298)	-20

Stockholders’ Equity
Capital stock	541,794	18,851,737	42	18,851,737	37	—	—
Capital reserve	232,443	8,087,849	18	8,087,905	16	(56)	—
Legal reserve	12,200	424,495	1	1,321,835	3	(897,340)	-68
Special reserve	—	—	—	269,154	—	(269,154)	-100
Retained earnings	3,728	129,708	—	(1,010,803)	-2	1,140,511	-113
Unrealized long-term investment loss	(14,506)	(504,752)	-1	—	—	(504,752)	—
Cumulated translation adjustment	1,043	36,289	—	45,209	—	(8,920)	-20
Treasury stock	(38,546)	(1,341,195)	-3	(1,363,135)	-3	21,940	-2

Total Equity	738,156	25,684,131	57	26,201,902	51	(517,771)	-2

Total Liabilities & Shareholders’ Equity	1,305,150	45,412,681	100	50,885,750	100	(5,473,069)	-11

Note

(1)	New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 34.795 per U. S. dollar .

(2)	All figures are under ROC GAAP.

Siliconware Precision Industries Co., Ltd.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED STATEMENTS OF CASH FLOWS

For 3 Months Ended March 31, 2003 and 2002

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months, 2003		3 months, 2002

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net income	(8,492)	(295,487)	155,691
Depreciation	34,491	1,200,115	1,113,281
Amortization	2,374	82,605	78,956
Long-term investment (gain) loss recognized by equity meth	13,317	463,360	(4,378)
Gain on disposal of property, plant, and equipment	100	3,492	—
Compensation interest payable on bonds payable	1,473	51,237	105,409
Change in working capital & others	10,834	376,954	(534,701)

Net cash flows provided from operating activities	54,096	1,882,276	914,258

Cash Flows from Investing Activities:
Payments (proceeds) for short-term investment	—	—	(6,818,370)
Payments (proceeds) for secured deposits	(273)	(9,500)	(80,700)
Acquisition of property, plant, and equipment	(28,648)	(996,797)	(1,527,682)
Proceeds from disposal of property, plant, and equipment	1,612	56,098	—
Payment for long-term investment	—	—	(106,994)
Payment for deferred charges/other changes	(4,103)	(142,764)	(16,957)

Net cash used in investing activities	(31,411)	(1,092,963)	(8,550,703)

Cash Flows from Financing Activities:
Repayment(proceeds) in short-term loan	(8,679)	(302,000)	81,000
Repayment (proceeds) of commercial paper	(53)	(1,843)	99,483
Repayment (proceeds) from long-term loan	(5,361)	(186,520)	332,998
Proceeds from bonds payable	—	—	7,608,235
Redemption of bonds payable	—	—	(204,635)
Payment for deferred charges/other changes	52	1,813	—

Net cash provided from financing activities	(14,041)	(488,550)	7,917,081

Net increase (decrease) in cash and cash equivalents	8,644	300,763	280,636

Cash and cash equivalents at beginning of period	139,846	4,865,940	6,089,747

Cash and cash equivalents at end of period SPIL 1Q 03	148,490	5,166,703	6,370,383

Note

(1)	New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 34.795 per U. S. dollar .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: April 30, 2003	By: /S/ WEN CHUNG LIN Wen Chung Lin Vice President & Spokesman